02014977

FORM 6-K

P.E. 1/31/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act of 1934

PROCESSED
RECEIVED
FEB 14 2002
WASH. D.C.

For the month of 1 January 2002 to 31 January 2002

CITYVIEW CORPORATION LIMITED
SEC FILE No. 00028794
63 Burswood Road, Burswood WA 6100

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..........√.....Form 40-F..................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes..........................No.........√.....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.............................

PROCESSED
FEB 21 2002
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYVIEW CORPORATION LIMITED
(Registrant)

Date February 11, 2002

W. Baillie
....
(Signature)
By W.M. Baillie, Company Secretary and Chief Financial Officer

LIST OF ASX DOCUMENTS

FROM JANUARY 1, 2002 TO JANUARY 31, 2002

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

379 iECIS Healthcare Limited Memorandum of Understanding
380 Initial Directors' Interests Notice (x4)
381 CityView Energy Update
382 Report For the Quarter Ended December 31, 2001
383 Madura: Karasan-1
384 Update on Two Wells
385 Appointment of Commercial Director
386 Appointment of United Kingdom Corporate Advisors & Auditors
387 Karasan-1 Operations Report
388 Appendix 5B Mining Exploration Entity Quarterly Report & Appendix 3B – New Issue Announcement
389 Karasan-1 Update

LIST OF ASIC DOCUMENTS

FROM JANUARY 1, 2002 TO JANUARY 31, 2002

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

AACF	Form 207 Share Issue
AACG	Form 316 Annual Return of a company CityView Asia Pty Ltd
AACH	Form 316 Annual Return of a company CityView Corporation Limited.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

January 2, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

iECIS HEALTHCARE LIMITED MEMORANDUM OF UNDERSTANDING

CityView Corporation Limited (ASX:CVI) announces the signing of a memorandum of understanding for CityView to acquire 100% of the issued share capital of iECIS Healthcare Limited, subject to final due diligence and compliance with all regulatory requirements.

In advance of due-diligence being completed, iECIS has already commenced working with CityView to take advantage of their synergies and economies of scale.

IECIS, an unlisted public company based in Western Australia, has developed a range of proprietary technologies designed specifically to facilitate the delivery and management of its own digital entertainment, communication and information services to the healthcare industry.

Under the terms of a recently signed agreement iECIS will from February 2002, commence installation of its integrated media services platform **i.MS**^{3} ™ within approximately 130 major public and private hospitals throughout Australia. When fully installed iECIS aims to provide under the brand **ON..CALL*psn*,** in excess of 3 million patients annually with a full suite of entertainment, communication and information services on a subscriber access basis.

iECIS is gaining strong global interest in its technologies for application not only in Healthcare but also Military Defence, Transportation and Mining. iECIS is currently engaged in several joint venture projects with channel strategic partners in Singapore, China, the UK and United States.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

To	COMPANY ANNOUNCEMENTS AUSTRALIAN STOCK EXCHANGE LIMITED	*Fax*	1300 300 021
From	WARREN BAILLIE	*Date*	**JANUARY 8, 2002**
Pages	9	*Subject*	

INITIAL DIRECTORS' INTERESTS NOTICE(X 4)

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CITYVIEW CORPORATION LIMITED
ABN	59 009 235 634

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	YUSUFALI MOHAMED JUMABHOY
Date of appointment	16 October, 2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
200,000 Employee Options

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CITYVIEW CORPORATION LIMITED
ABN	59 009 235 634

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER MARK SMYTH
Date of appointment	15 December 1995

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Smyth Superannuation Fund	196,084 Fully paid ordinary shares
Smyth Superannuation Fund	900,000 Employee Options

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CITYVIEW CORPORATION LIMITED
ABN	59 009 235 634

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	WILLIAM MANSELL SHOTTON
Date of appointment	16 November 2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
1,250,000 fully paid ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CITYVIEW CORPORATION LIMITED
ABN	59 009 235 634

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID MICHAEL SAUNDERS
Date of appointment	22 November 2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

January 9, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

CITYVIEW ENERGY UPDATE

CityView Corporation Limited (ASX:CVI) has been advised by the operator PT Medco Energi Internasional TBK ("Medco") as follows:

Madura: Karasan-1
The well is scheduled to spud on January 10, 2002. Medco anticipates that it should take approximately 30 days to reach the initial target depth of 3,937 feet. Medco is considering deepening the well to 4,600 feet which could take an extra 20 days. A 5000 psi Blow Out Preventer ("BOP") will be used.

CityView is free carried by Medco throughout the drilling of this well and has a gross 25% interest in all production there-from. After taking into account the 35% production share of the Government (Pertamina) the net interests of the joint venture partners in Madura are:

Pertamina	35%
CityView	16.25%
Medco	24.75%
Falcon Oil Pte Ltd	24%

Madura: Sebaya-1
Medco plans mid year to re-enter the well using equipment capable of withstanding the gas pressures encountered during completion of its last program.

Simenggaris: Pidawan-1
The estimated spud date is the end of January 2002. The rig is already in Pidawan awaiting the arrival of the barge. Medco plans to drill to 7,546 feet which should be completed within thirty days.

CityView is free carried by Medco throughout the drilling of this well and has a gross 25% interest in all production there-from. After taking into account the 37.5% production share of the Government (Pertamina) the net interests of the joint venture partners in Simenggaris are:

Pertamina	37.5%
CityView	15.625%
Medco	31.875%
Falcon Oil Pte Ltd	15%

CityView Corporation Limited ACN 009 235 634

REPORT FOR THE QUARTER ENDED DECEMBER 31, 2001

SUMMARY FACT SHEET

Company Details

Registered Office:	63 Burswood Road, Burswood WA 6100 Australia
Phone:	(618) 6250 9099
Fax:	(618) 6250 9088
E-Mail:	info@cityviewcorp.com
Internet	www.cityviewcorp.com
Chief Executive Officer	Bill Shotton
Directors:	Yusufali M Jumabhoy D M (Sandy) Saunders Mark Smyth
Company Secretary:	Warren M Baillie
Australian Auditors:	BDO
Australian Stock Exchange Symbol:	CVI
NASD Symbol:	CTVWF
Australian Share Registry:	Computershare Investor Services Pty. Ltd.
US Share Registry:	Computershare Trust Company Inc

Market Capitalisation at December 31, 2001

Shares on Issue	56,761,616
Options	2,000,000
Fully Diluted Capital	58,761,616
Market Value Fully Diluted	AUD$10,870,898 (US$5,557,203.)

Trading Volume

MONTH	AUS VOLUME	US VOLUME	TOTAL VOLUME
OCTOBER 2001	837,570	2,173,600	3,011,170
NOVEMBER 2001	676,705	1,985,500	2,662,205
DECEMBER 2001	1,691,304	2,090,600	3,781,904
TOTAL	**3,205,579**	**6,249,700**	**9,455,279**

Corporate

Mr Y M Jumabhoy was appointed Chairman of CityView and Chairman of the Independent Audit Committee on October 16, 2001.

Mr B Shotton was appointed a director on November 16, 2001 and was appointed Chief Executive of Cityview on December 4, 2001. Mr Mark Smyth was appointed Vice Chairman of CityView responsible for CityView's Energy Division.

Mr D M (Sandy) Saunders was appointed a director on November 22, 2001. Mr P Remta resigned as a director of CityView on October 12, 2001 and Mr L Friday resigned as a director on December 4, 2001

Energy Division

Oil & Gas Indonesia
CityView continues to be free carried by Pt Medco Energi Internasional TBK ("Medco") in relation to its 25% gross interest in both the Madura (674,100 acres) and Simenggaris (675,582 acres) Blocks.

Madura: Sebaya-1
During the Quarter Medco drilled Sebaya-1. Results were sufficiently encouraging for Medco to decide to re-enter the well in mid 2002 with equipment capable of withstanding the gas pressures. Medco's original objective was to drill to a depth of 1230 metres (4035 feet) and test the Tawun sands at 200 metres (656 feet) and Tuban sands at 900 metres (2953 feet). During the course of the drilling three zones of oil and gas shows were encountered between 2250-3100 feet. Medco plans to conduct tests in this interval when it does the re-entry.

Upon reaching their initial target, Medco then deepened the well to explore the Lower Tuban Limestone/Upper Kujung Limestone. During the deepening of the well they encountered high formation pressures. The rig was only equipped with a 3000 psi Blowout Preventor (BOP). Oil and gas shows were encountered at 4527 feet and 5793 feet. Due to lost circulation problems at 4531 feet and high formation pressures encountered below this depth, deeper drilling was suspended at 5954 feet. The well was plugged back with cement to 5498 feet and 7-inch liner was run and cemented with the bottom of the liner at 5310 feet.

A zone that had encountered oil and gas shows from 4527-4570 feet was production tested to determine the pressure, fluid content and potential production rates of the formation. The 7-inch liner was perforated with four perforations per foot from 4528-4540 feet. Small amounts of salt water were recovered. An attempt to inject salt water into the perforations with 1100 psi at the surface was negative. Based on the test results, Medco is of the opinion that the perforation failed to make holes through the liner and cement into the formation. When Medco re-enters the well it will use a rig equipped with a BOP that can withstand the high gas pressures.

Madura: Karasan-1
The well preparations were completed during the Quarter and drilling will take place in January 2002. Medco anticipates that it should take approximately 30 days to reach the initial target depth of 3,937 feet. Medco is considering deepening the well to 4,600 feet which could take an extra 20 days. A 5000 psi Blow Out Preventer ("BOP") will be used.

Simenggaris: Pidawan-1
Dredging of the entrance channel and mobilisation of the rig were completed during the Quarter. Medco anticipates the spud date to be the end of January 2002 and plans to drill to 7,546 feet.

Oil & Gas Philippines

CityView holds a 2.5% interest in Block SC41 and is currently free carried by MMC Exploration & Production (Philippines) Pte Ltd. The operator, UNOCAL, has indicated that it anticipates commencing drilling mid 2002.

CityView
Corporation Limited
ACN 009 235 634

E-Commerce Division

Establishment of UK Subsidiary

Opportunities have arisen for the Company to expand its investment in high-technology companies through the acquisition of profitable new technology businesses which became available due to the downturn in global technology valuations and which will deliver immediate cash flow to CityView.

In November 2001 CityView established a wholly owned subsidiary in the United Kingdom - CityView Corporation (UK) Limited ("CityView UK"). In December, CityView (UK) signed Memorandums of Understanding to acquire 100% of the issued share capital of Cergis Ltd and Epinet Communications Plc., subject to final due diligence and compliance with all regulatory requirements.

Cergis provides a comprehensive range of software and E-business services from initial consultancy and system design through to developing, implementing and maintaining systems and business solutions. It is also an e-Commerce and Application Service Provider that develops, supports and markets industry strength B2B software solutions, providing its clients with full e-functionality.

Epinet is a leading supplier of web based E-business solutions in the United Kingdom. Services include: content management software, intranets, portals, document management, online support and conventional internet new media applications. Epinet has an extensive client list ranging from blue chip organizations to government bodies including: Peugeot Motor Company, UK National Health Service and The Daily Mail Group.

Details of the proposed acquisitions will be provided as the relevant terms of each acquisition are finalised.

Global Network Technologies

CityView has renegotiated its telecommunications investment into acquiring a shareholding of 20% in Global Network Technologies Pty Ltd (Global Network). The present investment by CityView in Global Network has given it a direct equity interest in the businesses, which CityView had been interested in acquiring through its shareholding in Telezon Ltd and its subsequent takeover offer for that company.

Finance

Expenditure for the Quarter AUD$317,353

During the Quarter AUD$560,000 was advanced to CityView Corporation (UK) Limited

W. Baillie
W M BAILLIE
Company Secretary/Legal Counsel
January 11, 2002

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

January 15, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

MADURA: KARASAN-1

CityView Corporation Limited (ASX:CVI) has been advised by the operator PT Medco Energi Internasional TBK ("Medco") that the drilling of Karasan-1 started on January 12. Medco has run 20" casing and plans to drill to a depth of 4,600 feet.

Medco estimates that the prospect contains 163 billion cubic feet of recoverable gas and 7.7 million barrels of recoverable oil with a 50% success rate.

CityView is free carried by Medco throughout the drilling of this well and has a 25% gross interest in all production there-from. After taking into account the Government's 35% share of the production CityView's net interest is 16.25%.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

January 17, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

UPDATE ON TWO WELLS

Madura: Karasan-1
A drilling report to January 16, 2002 has been received from the operator PT Medco Energi Internasional TBK ("Medco"). The report advises that an 8 ½ inch pilot hole has been drilled to 256 feet. The pilot hole is to help start the large diameter bit that will be used at a later date.

Simenggaris: Pidawan-1
Medco has also confirmed that the drilling barge has arrived at the drill location. All drilling equipment is in place and spud-in preparations can now commence. Medco plans to drill to a depth of 7,546 feet.

Medco estimates that the prospect contains 52 million barrels of recoverable oil and 91 billion cubic feet of gas with a 38% success rate.

CityView is free carried by Medco throughout the drilling of this well and has a 25% gross interest in all production there-from. After taking into account the Government's 37.5% share of the production CityView's net interest is 15.625%

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

January 18, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

APPOINTMENT OF COMMERCIAL DIRECTOR

CityView Corporation Limited (ASX:CVI) is pleased to announce the appointment of Mr Paul Skinner to the Board of CityView Corporation (UK) Ltd as Commercial Director.

Mr Skinner has extensive marketing experience having worked for major blue chip companies across the full range of marketing disciplines. He was the Client Services Director of two top 10 Integrated Agencies prior to moving to the new media arena.

Mr Skinner will be responsible for maximizing the inter-company synergies and providing commercial direction to CityView Corporation (UK) Ltd.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088

Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

January 21, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

APPOINTMENT OF UNITED KINGDOM CORPORATE ADVISORS AND AUDITORS

CityView Corporation Limited (ASX:CVI) has appointed HLB Kidsons as corporate advisors to CityView Corporation (UK) Ltd ("CityView UK"). Kidsons will advise CityView UK on its strategy of acquiring profitable technology businesses, which will deliver immediate cash flow to CityView. Kidsons are at present conducting due diligence on Cergis Ltd, Epinet Communications Plc and Mainland Communications Ltd.

CityView UK has appointed BDO in the United Kingdom as its auditors. BDO Perth is the auditor of CityView in Australia.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088

Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

January 22, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

KARASAN-1 OPERATIONS REPORT

CityView Corporation Limited (ASX:CVI) has been advised by the operator PT Medco Energi Internasional TBK ("Medco") that it has drilled an 8½" pilot hole to 1106 feet and gas shows have been encountered. Medco is now enlarging the hole with a 17½" bit.

CityView is free carried by Medco throughout the drilling of this well and has a 25% gross interest in all production there-from. After taking into account the Government's 35% share of the production CityView's net interest is 16.25%.

3870

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

To	COMPANY ANNOUNCEMENTS AUSTRALIAN STOCK EXCHANGE LIMITED	*Fax*	1300 300 021
From	WARREN BAILLIE	*Date*	**JANUARY 23, 2002**
Pages	13	*Subject*	

APPENDIX 5B MINING EXPLORATION ENTITY QUARTERLY REPORT

&

APPENDIX 3B – NEW ISSUE ANNOUNCEMENT

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97.

Name of entity

CITYVIEW CORPORATION LIMITED

ACN	Quarter ended ("current quarter")
009 235 634	31 DECEMBER 2001

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 Months) $A'000
1.1	Receipts from product sales and related debtors			
1.2	Payments for	(a) exploration and evaluation	-	-
		(b) development	-	-
		(c) production	-	-
		(d) administration	(772)	(2,320)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		54	211
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net Operating Cash Flows		(718)	(2,109)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	-	-
		(b)equity investments	(100)	(251)
		(c) other fixed assets	-	-
1.9	Proceeds from sale of:	(a)prospects	-	-
		(b)equity investments	87	87
		(c)other fixed assets		-
1.10	Loans to other entities		-	(500)
1.11	Loans repaid by other entities		-	-
1.12	Other (provide details if material)		-	-
	Net investing cash flows		(13)	(664)
1.13	Total operating and investing cash flows (carried forward)		(731)	(2,773)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(731)	(2,773)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	629	2,006
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other (provide details if material)	-	-
	Net financing cash flows	629	2,006
	Net increase (decrease) in cash held	(102)	(767)
1.20	Cash at beginning of quarter/year to date	157	822
1.21	*Exchange rate adjustments to item 1.20*	-	-
1.22	**Cash at end of quarter**	55	55

Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	109
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

1.23	Payment of Directors fees, reimbursement of Directors expenses in relation to the company .

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	-
4.2	Development	-
	Total	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	55	157
5.2	Deposits at call	-	-
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	55	157

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Number issued	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Issued during quarter				
7.3	**+Ordinary securities**	56,761,616			
7.4	Issued during quarter a) Inceases through issues b) Decreases through returns of capital, buy-backs	2,990,000			
7.5	**+Convertible debt securities** *(description and conversion factor)*				
7.6	Issued during quarter				
				Exercise price	*Expiry date*
7.7	**Options** *(description and conversion factor)*	1,800,000 200,000	1,800,000 200,000	*$0.35* *$0.20*	*30/06/2002* *30/06/2002*
7.8	Issued during quarter	200,000	200,000	$0.20	*30/06/2002*
7.9	Exercised during quarter				
7.10	Expired during quarter	700,000	700,000	$0.35	*12/12/2001*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: ...W. Baillie............................ Date: .22 January 2001
Company secretary

Print name: W M BAILLIE

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3. **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities

4. The definitionsin, and provision of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

CITYVIEW CORPORATION LIMITED

ACN, ARBN or ARSN

009 235 634

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	SHARES AND OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	400,000 SHARES AND OPTIONS
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	THE SHARES ARE ORDINARY FULLY PAID SHARES. THE OPTIONS ARE EXERCISABLE AT $0.40 EACH AND EXPIRE ON 24 JUNE 2002. THE SECURITIES WERE ISSUED IN ACCORDANCE WITH A RESOLUTION PASSED AT THE GENERAL MEETING ON 24 DECEMBER 2001

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	THE SHARES ISSUED RANK EQUALLY IN ALL RESPECTS WITH THE EXISTING SHARES ON ISSUE WHICH ARE ALL QUOTED THE OPTIONS ARE NOT QUOTED. ALL SHARES ARISING FROM THE EXERCISE OF OPTIONS WILL RANK EQUALLY IN ALL RESPECTS WITH THE EXISTING ISSUED SHARES OF THE COMPANY AND APPLICATION FOR OFFICIAL QUOTATION WILL BE MADE FOR THOSE SHARES FOLLOWING THEIR ALLOTMENT
5	Issue price or consideration	400,000 SHARES AND OPTIONS WERE ISSUED FOR AN ISSUE PRICE OF $0.20 FOR ONE SHARE AND OPTION
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	THE SHARES AND OPTIONS WERE ISSUED TO RAISE WORKING CAPITAL
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 JANUARY 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	57,161,616	ORDINARY SHARES

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,400,000	OPTIONS

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

NOT EXPECTED TO DECLARE A DIVIDEND IN THE NEAR FUTURE – DEPENDENT ON PROFITABILITY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

QUOTATION IS SOUGHT FOR 400,000 SHARES

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	N/A
39 Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

✓ Periodic payment as agreed with the home branch has been arranged.

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: W. Baillie .... Date: 16 JANUARY 2002
(Secretary)

Print name: W M BAILLIE

== == == == ==

+ See chapter 19 for defined terms.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088

Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

January 31, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

KARASAN-1 UPDATE

CityView Corporation Limited has been advised by the operator PT Medco Energi Internasional TBK ("Medco") that despite torrential rain the drilling of the 12¼ inch hole is proceeding according to plan. A depth of 1750 feet has now been reached: the target depth is 4600 feet.

CityView is free carried throughout the drilling of this well and has a gross 25% interest in all production there-from. After taking into account the 35% production share of the Government (Pertamina) the net interests of the joint venture partners in Madura are:

CityView	16.25%
Falcon Oil Pte Ltd	24%
Medco	24.75%
Pertamina	35%

ASIC registered agent number

lodging party or agent name CITYVIEW

office, level, building name or PO Box no. 63 BURSWOOD ROAD

street number & name BURSWOOD

suburb/city state/territory WA postcode 6100

telephone (08) 6250 9099

facsimile (08) 6250 9088

DX number suburb/city

ASS. REQ-A CASH. REQ-P PROC.

Australian Securities & Investments Commission

form **207**

Notification of

share issue

Corporations Law

254X(1)

company name CITYVIEW CORPORATION LIMITED

A.C.N. 009 235 634

Details of the issue

date of issue (d/m/y) 14 / 1 / 02 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD.	ORDINARY

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORDINARY	400,000	$0.20	NIL

1. Have all shares been issued for cash only? Yes ☑ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☐
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name N. M. BAILLIE capacity SECRETARY

sign here N. Baillie date 23 / 1 / 02

Australian Securities and Investments Commission

Lodging your company's annual return

CITYVIEW ASIA PTY LTD
ACN 085 605 965
63 BURSWOOD ROAD
BURSWOOD WA 6100

RECEIVED 11/12/01

B PAY **Biller Code: 17301**

Reference Number
2290856059659

Telephone & Internet Banking - Bpay

You can now use Bpay to pay your annual return lodgement fee. Call your Bank, credit union or building society to make this payment from your cheque or savings account

As a registered company, you must lodge an annual return with ASIC every year, even if your company has not traded. This also applies to companies that have been registered for only part of the year.

Here's what you have to do:

1 **CHECK THAT YOU HAVE THE RIGHT FORM**
Item 2 on the enclosed pre-printed form tells you which year the annual return is for. You can only use this form for that year. If you need a pre-printed annual return for a different year, you can order a copy from our website, **www.asic.gov.au.**

2 **CHECK THE DEADLINE FOR LODGING YOUR ANNUAL RETURN**
You must lodge your annual return by a certain date. If we receive your annual return after this date, you may have to pay an extra fee (see ***"Watch out for late fees"*** over the page).

	If your company was first registered	We must receive your return by
If this annual return is for 2001	Before 1 October 2001	**31 January 2002**
	Between 1 October 2001 and 31 December 2001	**30 April 2002**

Annual returns for previous years	Your return is already late	**Please lodge your return now.**

3 **CHECK YOUR COMPANY'S DETAILS**
The pre-printed form shows your company's current details on our database. Have these details changed? If so, mark the changes on the form including the dates of change (see ***"Watch out for late Fees"*** over the page). If you have already told us about a change, please include the date when you told us. Before you sign the form please check that all of your company's details are current and correct.

More...

When completed send this return with the prescribed fee to ASIC, P O Box 4000, Gippsland Mail Centre VIC 3841

ASIC registered agent number ______

lodging party or agent name CITYVIEW

address 63 BURSWOOD ROAD
BURSWOOD

State WA Postcode 6100

DX number and location ______

Telephone 08 6250 9099 Facsimile 08 6250 9088

08560596L

If you employ less than 20 persons please provide an estimate of the time taken to complete this form. Include all time spent to read the instructions and provide the information.
______hrs ______mins

For the purpose of ascertaining if a fee concession applies as per Corporations (Fees) Regulations, please indicate if the company is one of the following:

☐ Home Unit Company ☐ Superannuation Trustee Company ☐ Non-Profit Company

Australian Securities and Investments Commission

form **316**

Annual Return of a company

Corporations Act 2001
345, 346, 347, 348

Declaration and Signature must be completed, signed and dated by a current director or secretary of the company

1. I declare that the information given on this Annual Return of 3 pages and any annexures is complete and correct at the date of signing.

~~2. *I declare that within the period of one month prior to lodgement of this return the directors of the company~~
~~have~~
~~have not (strike out whichever is not applicable)~~
~~resolved that they are of the opinion that there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.~~

NOTE*: Declaration (2) should be struck out entirely if the company has lodged a financial report with ASIC within the 12 month period prior to the date of lodging this return ✓

print name W. M. BAILLIE capacity SECRETARY

date 21 / 1 / 02 sign here Warren Baillie

1 company name **CITYVIEW ASIA PTY LTD**

Australian Company No. 085 605 965

2 Annual Return year 2001

3 registered office address 63 BURSWOOD ROAD
BURSWOOD WA 6100

if change of address Show the new address in the space next to the old address
date of change (d/m/y) / / if ASIC previously notified, date of notification (d/m/y/) / /

Does the company occupy the premises specified as the address of the registered office? yes ☐ no ☐

if no name of occupier

Has the occupier of the premises consented in writing to the use of the specified address as the address of the registered office of the company and not withdrawn that consent? yes ☐ no ☐

4 principal place of business 63 BURSWOOD ROAD
BURSWOOD WA 6100

if change of address Show the new address in the space next to the old address
date of change (d/m/y) / / if ASIC previously notified, date of notification (d/m/y) / /

7 issued shares and options

class code	description, full title of share
ORD	ORDINARY SHARES

	shares			options
class code	total number issued	total amount paid	total amount unpaid	number of unissued shares subject to options
ORD	10	10.00	0.00	

8 list of members (shareholders)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

A member who holds shares on behalf of another person or corporation is **not the beneficial owner** of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
CITYVIEW CORPORATION LIMITED A.C.N./A.R.B.N: 009 235 634 63 BURSWOOD ROAD BURSWOOD WA 6100	ORD	10	Y	N

**** Please add any new members under this line. ****

Australian Securities and Investments Commission

Lodging your company's annual return

Biller Code: 17301

Reference Number
2290092356349

CITYVIEW CORPORATION LIMITED
ACN 009 235 634
'SANDS SOLUTIONS HOUSE'
63 BURSWOOD ROAD
BURSWOOD WA 6100

RECEIVED 11/12/01

Telephone & Internet Banking - Bpay

You can now use Bpay to pay your annual return lodgement fee. Call your Bank, credit union or building society to make this payment from your cheque or savings account

As a registered company, you must lodge an annual return with ASIC every year, even if your company has not traded. This also applies to companies that have been registered for only part of the year.

Here's what you have to do:

1 **CHECK THAT YOU HAVE THE RIGHT FORM**
Item 2 on the enclosed pre-printed form tells you which year the annual return is for. You can only use this form for that year. If you need a pre-printed annual return for a different year, you can order a copy from our website, **www.asic.gov.au.**

2 **CHECK THE DEADLINE FOR LODGING YOUR ANNUAL RETURN**
You must lodge your annual return by a certain date. If we receive your annual return after this date, you may have to pay an extra fee (see ***"Watch out for late fees"*** over the page).

	If your company was first registered	We must receive your return by
If this annual return is for 2001	Before 1 October 2001	**31 January 2002**
	Between 1 October 2001 and 31 December 2001	**30 April 2002**

Annual returns for previous years	Your return is already late	**Please lodge your return now.**

3 **CHECK YOUR COMPANY'S DETAILS**
The pre-printed form shows your company's current details on our database. Have these details changed? If so, mark the changes on the form including the dates of change (see ***"Watch out for late Fees"*** over the page). If you have already told us about a change, please include the date when you told us. Before you sign the form please check that all of your company's details are current and correct.

More...

When completed send this return with the prescribed fee to ASIC, P O Box 4000, Gippsland Mail Centre VIC 3841

ASIC registered agent number ______

lodging party or agent name CITYVIEW

address 63 BURSWOOD RD.
BURSWOOD

State WA Postcode 6100

DX number and location ______

Telephone 08 6250 9099 Facsimile 08 6250 9088

00923563L

If you employ less than 20 persons please provide an estimate of the time taken to complete this form. Include all time spent to read the instructions and provide the information.
______hrs ______mins

For the purpose of ascertaining if a fee concession applies as per Corporations (Fees) Regulations, please indicate if the company is one of the following:

☐ Home Unit Company ☐ Superannuation Trustee Company ☐ Non-Profit Company

Australian Securities and Investments Commission

Annual Return of a company

form **316**

Corporations Act 2001
345, 346, 347, 348

Declaration and Signature must be completed, signed and dated by a current director or secretary of the company

1. I declare that the information given on this Annual Return of 5 pages and any annexures is complete and correct at the date of signing.

~~2. *I declare that within the period of one month prior to lodgement of this return the directors of the company~~
~~Have~~
~~have not (strike out whichever is not applicable)~~
~~resolved that they are of the opinion that there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.~~

NOTE*: Declaration (2) should be struck out entirely if the company has lodged a financial report with ASIC within the 12 month period prior to the date of lodging this return ✓

print name W. M. BAILLIE capacity SECRETARY

date 21 / 1 / 02 sign here [signature]

1 company name CITYVIEW CORPORATION LIMITED

Australian Company No. 009 235 634

2 Annual Return year 2001

3 registered office address 'SANDS SOLUTIONS HOUSE'
63 BURSWOOD ROAD
BURSWOOD WA 6100

if change of address Show the new address in the space next to the old address
date of change (d/m/y) / / if ASIC previously notified, date of notification (d/m/y/) / /

Does the company occupy the premises specified as the address of the registered office? yes ☐ no ☐

if no name of occupier

Has the occupier of the premises consented in writing to the use of the specified address as the address of the registered office of the company and not withdrawn that consent? yes ☐ no ☐

4 principal place of business 'SANDS SOLUTIONS HOUSE'
63 BURSWOOD ROAD
BURSWOOD WA 6100

if change of address Show the new address in the space next to the old address
date of change (d/m/y) / / if ASIC previously notified, date of notification (d/m/y) / /

7 issued shares and options

class code	description, full title of share
ORD	ORDINARY SHARES

	shares			options
class code	total number issued	total amount paid	total amount unpaid	number of unissued shares subject to options
ORD	~~47064516~~	~~47064516.00~~	0.00	~~10637500~~
	57,161,616	57,161,616		2,400,000

8 list of members (shareholders)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

A member who holds shares on behalf of another person or corporation is **not the beneficial owner** of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
MALAYSIA MINING CORP BERHAD A.C.N./A.R.B.N: ____________ 32ND FL MENARA PNB 201A JALAN TUN RASAK 50400 KUALA LUMPUR MALAYSIA	ORD	8616188	Y	Y
TOWER TRUST LIMITED A.C.N./A.R.B.N: 007 869 794 GPO BOX 546 ADELAIDE SA 5001	ORD	515071	Y	N
TONBAR PTY. LTD. A.C.N./A.R.B.N: 007 685 869 UNIT 126 'ATLANTIS WEST' 2 ADMIRALTY DRIVE PARADISE WATERS QLD 4217	ORD	263654	Y	Y
BAXLEA PTY. LTD. A.C.N./A.R.B.N: 006 633 834 4 MAYFIELD AVENUE MALVERN VIC 3144	ORD	104800	Y	Y

SEE ANNEXURE A

8 list of members (shareholders) (continued)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members ofeach class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

A member who holds shares on behalf of another person or corporation is **not the beneficial owner** of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
R.J. PETERS PTY LTD A.C.N./A.R.B.N: 008 781 959 48 BURSWOOD ROAD BURSWOOD WA 6100	ORD	160000	Y	Y
SMYTH, MARK 19 VIEW ST PEPPERMINT GROVE WA 6011 held jointly with SMYTH, JENNIE 19 VIEW ST PEPPERMINT GROVE WA 6011	ORD	158000	Y	Y
TISCO SECURITIES HONG KONG LIMITED A.C.N./A.R.B.N: ____________ ROOMS 1221-22 12F TWO PACIFIC PLCE 88 QUEENSWAY HONG KONG	ORD	140000	Y	N
KEOGH, PAUL WILLIAM DAMIAN PO BOX 6535 EAST PERTH WA 6892	ORD	136852	Y	Y
STEWART, PETER DENNIS PO BOX 505 BALCATTA WA 6914	ORD	125000	Y	Y
CARSON MACHINERY NOMINEES PTY LTD A.C.N./A.R.B.N: 008 785 957 112 BARRACK ST MERREDIN WA 6415	ORD	121150	Y	Y
MCCULLY, DONALD JAMES 34 CAMBRIA ISLAND RESTREAT HALLS HEAD MANDURAH WA 6210	ORD	100851	Y	Y
STRIDER HOLDINGS PTY LTD A.C.N./A.R.B.N: 009 016 719 C/- LPSS GPO BOX 849 BRISBANE QLD 4001	ORD	100000	Y	Y

SEE ANNEXURE A

**** Please add any new members under this line. ****

Date: 23/11/2001 Print number: 5050

ANNEXURE "A"

CITYVIEW CORPORATION LIMITED
(ACN 009 235 634)

Name & Address	Class Code	Total # Shares Held	Are Shares Fully Paid (Y/N)	Is The Member Beneficial Owner of The Shares(Y/N)
US CONTROL ACCOUNT C/- COMPUTERSHARE TRUST COMPANY INC., (INCORPORATED IN USA) 12039 WEST ALAMEDA PARKWAY LAKEWOOD CO 80228 US	ORD	27,038,252	Y	N
MALAYSIA MINING CORPORATION BERHAD 32ND FLOOR MENARA PNB 201A JALAN TUN RAZAK 50400 KUALA LUMPUR MALAYSIA	ORD	8,616,188	Y	Y
MR GRANT AYRTON 18 ALDERS AVENUE CHINLEY HIGH PEAK SK23 6DS UNITED KINGDOM	ORD	1,250,000	Y	Y
MR WILLIAM MANSELL SHOTTON FAIRFIELD HOUSE 7 [illegible]DEN DRIVE LEA ROSS-ON-WYE HEREFORDSHIRE HR9 7NB UNITED KINGDOM	ORD	1,250,000	Y	Y
TWINMINT NOMINEES PTY LTD LEVEL 21 EXCHANGE PLAZA NO 2 THE ESPLANADE PERTH WA 6000	ORD	1,041,810	Y	N
TOWER TRUST LIMITED GPO BOX 546 ADELAIDE SA 5001	ORD	1,021,764	Y	N
THOMAS OMAR PTE LTD 63 ROBINSON ROAD #03-24 AFRO ASIA BUILDING	ORD	500,000	Y	Y

D. Boulke

TONBAR PTY LTD PO BOX 3296 AUSTRALIA FAIR QLD 4215	ORD	359,336	Y	N
MR MICHAEL VINCENT TAYLOR PO BOX 8040 ROWVILLE VIC 3178	ORD	310,251	Y	Y
MR DAVID CLIFFE 22 SMITH STREET KINGSFORD NSW 2032	ORD	300,000	Y	Y
LONDON BROKING SERVICES PTY LTD LEVEL 21 EXCHANGE PLAZA 2 THE ESPLANADE PERTH WA 6000	ORD	220,000	Y	Y
MR MICHAEL RIABKOFF C/- GODFREY WESTON PO BOX 1075 PARRAMATTA NSW 2124	ORD	218,000	Y	Y
LEET INVESTMENTS PTY LIMITED APT 5 "MARITIMA" 8 KING GEORGE STREET LAVENDER BAY NSW 2060	ORD	200,000	Y	Y
MR MARK SMYTH & MRS JENNIE SMYTH SMYTH SUPER FUND A/C 19 VIEW STREET PEPPERMINT GROVE WA 6011	ORD	196,084	Y	Y
ANZ NOMINEES LIMITED GPO BOX 2842AA MELBOURNE VIC 3001	ORD	194,560	Y	N
ENTITY HOLDINGS PTY LTD ATTENTION: P W KEOGH PO BOX 124 VICTORIA PARK WA 6100	ORD	177,088	Y	Y
MR PAUL WILLIAM DAMIAN KEOGH <P W KEOGH S/F - BILL A/C> C/- S & C AUSTRALIA PTY LTD PO BOX 1773 WEST PERTH WA 6872	ORD	176,852	Y	Y
PS CONSULTING PTY LTD 12 KILLARA AVENUE KILLARA NSW 2071	ORD	160,000	Y	Y

D. Baillie

STUART INVESTMENTS (NSW) PTY LIMITED IJ JF STUART S/F A/C PO BOX 125 THORNLEIGH NSW 2120	ORD	160,000	Y	Y
MR PAUL WILLIAM DAMIAN KEOGH <P W KEOGH S/F - MICHELLE A/C> C/- S & C AUSTRALIA PTY LTD PO BOX 1773 WEST PERTH WA 6872	ORD	155,613	Y	Y

THIS ANNEXURE "A" OF 3 PAGES REFERRED TO IN FORM 316 ANNUAL RETURN OF A COMPANY AND SIGNED AND DATED BY ME.

DATED: 16 JANUARY, 2002

W M BAILLIE
COMPANY SECRETARY